April 27, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re: NetREIT**
> **Form 10**
> **Filed May 6, 2008, as amended on September 5, 2008 and**
> **December 31, 2008**
> **File No. 001-39049**

Dear Mr. Heilbron:

We have reviewed your response letter dated April 10, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

Note 1 – Organization, page 62

1.   We note that your revised disclosure in response to comment 5 states that the Company has determined that the partners and/or tenants in common in its real estate ventures have certain *protective* rights that limit the Company's control of the investment. Under EITF 04-5 the general presumption of control by the general partner can be overcome if the limited partners have substantive participating rights. Please clarify your disclosure to indicate whether your

limited partners have substantive participating rights which supports your use of equity method accounting.

Note 2 – Significant Accounting Policies

Property Acquisitions, pages 62-63

2.   We note that your revised disclosure in response to comment 7 continues to refer to your usage of property tax assessments to determine the fair value. Your disclosure does not appear to be in compliance with paragraph 36 of SFAS 141 which states that the tax basis of an asset or liability shall not be a factor in determining its estimated fair value. Please revise your disclosures to comply with paragraph 36 of SFAS 141.

3.   We have considered your response to comment 10. Please clarify if the terms of the land lease are at market, below-market or above-market. We note that you represent that the lease does not meet the definition of a capital lease. As such, it is not clear that the operating lease for the land should be accounted for separately from the building. To the extent that there is a purchase option or if the terms are below-market, there may be some value that should be given separate accounting treatment. In this regard, the value would be not be on the underlying land itself but the value of the contract-based intangibles acquired as determined under SFAS 141. Clarify how you determined the fair value of the option and possible below-market terms of the lease.

4.   We remain unclear of your basis for accounting for the land purchase option as an indefinite lived intangible asset. Please tell us your consideration of paragraph 11 of SFAS 142. Items to consider when determining the useful life should be the time period in which you plan to use the asset, the expected useful life of other related assets (i.e. the building acquired) and contractual provisions that may limit the useful life (i.e. the lease term). Please tell us how you evaluated each of these aspects in determining the useful life.

* * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026